3/3/03

03001637

SECURI[TIES AND EXCHANGE COM]MISSION

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SEC FILE NUMBER
8- 16566

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION 181 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.R. SCHMEIDLER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue
(No. and Street)

New York	NY	10017-2416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. V.P. 212-687-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIPSKY, GOODKIN & CO., P.C.
(Name — if individual, state last, first, middle name)

120 WEST 45TH STREET	NEW YORK	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER G. KANDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. SCHMEIDLER & CO., INC., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Peter G Kandel Jr
Signature

VICE PRESIDENT - TREASURER
Title

Elizabeth M. Cancel
Notary Public
02/26/03

ELIZABETH M. CANCEL
~~Notary Public,~~ State of New York
No. 01CA6077508
Qualified in Kings County
Commission Expires July 15, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. R. SCHMEIDLER & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL MATERIAL

PER SEC RULE X-17A-5

DECEMBER 31, 2002 AND 2001

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

A. R. SCHMEIDLER & CO., INC.

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186
www.prohomepage.com/lgcpa

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N. Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
A. R. Schmeidler & Co., Inc.

We have audited the accompanying statements of financial condition of A. R. Schmeidler & Co., Inc. as of December 31, 2002 and 2001, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. R. Schmeidler & Co., Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 20, 2003

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

	Years Ended December 31, 2002	Years Ended December 31, 2001
ASSETS		
Cash	$ 17,805	$ 29,857
Receivable from brokers	115,765	103,736
Advisory fees receivable	1,142	134
Securities owned at fair value:		
U.S. Treasury notes and bonds	650,219	-
Stocks and corporate bonds	6,167,817	8,194,762
Accrued interest and dividends receivable	7,510	15,718
Property and equipment, at cost, net of accumulated depreciation ($317,955 in 2002 and $295,068 in 2001)	15,312	29,986
Other assets	24,678	42,409
TOTAL ASSETS	$7,000,248	$ 8,416,602

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable and accrued expenses	$ 22,805	$ 67,507
Payable due to broker	-	653
Securities sold, not yet purchased	15,320	44,667
Total liabilities	38,125	112,827
COMMITMENTS (Note 4)		
SHAREHOLDERS' EQUITY		
Common stock - $.01 par value - authorized 100,000 shares; issued and outstanding - 20,000 shares	200	200
Additional paid-in capital	7,300	7,300
Retained earnings	6,954,623	8,296,275
Total shareholders' equity	6,962,123	8,303,775
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,000,248	$ 8,416,602

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2002	Years Ended December 31, 2001
REVENUES		
Investment advisory fees	$ 3,888,607	$3,997,292
Commissions	468,607	410,632
Interest and dividends	69,359	72,416
Realized gain (loss) on investments	(351,460)	(68,307)
Unrealized loss on investments	(1,932,852)	(569,407)
Total revenues	2,142,261	3,842,626
EXPENSES		
Employee compensation and benefits	1,787,760	1,721,527
Communications	93,609	87,313
Occupancy costs	317,791	292,735
Other operating expenses	290,589	360,716
Taxes other than income	105,236	98,060
Total expenses	2,594,985	2,560,351
INCOME (LOSS) BEFORE INCOME TAXES	(452,724)	1,282,275
New York City and State income taxes	172,000	182,000
NET INCOME (LOSS) FOR YEAR	$ (624,724)	$1,100,275

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF RETAINED EARNINGS

	Years Ended December 31, 2002	Years Ended December 31, 2001
ACCUMULATED ADJUSTMENTS ACCOUNT		
Balance, January 1,	$ 4,004,962	$ 4,418,517
Income before unrealized loss	1,308,128	1,669,682
Distributions	(716,928)	(2,083,237)
Balance, December 31,	4,596,162	4,004,962
OTHER RETAINED EARNINGS		
Balance, January 1,	4,291,313	4,860,720
Unrealized loss on investments	(1,932,852)	(569,407)
Balance, December 31,	2,358,461	4,291,313
RETAINED EARNINGS	$ 6,954,623	$ 8,296,275

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	Years Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (624,724)	$ 1,100,275
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Unrealized loss on securities	1,932,852	569,407
Depreciation	22,887	50,357
Changes in:		
Receivable from brokers	(12,029)	292,844
Advisory fees receivable	(1,008)	3,706
Securities owned (cost)	(556,126)	211,872
Interest and dividends receivable	8,208	(3,466)
Other assets	17,731	(18,301)
Payable to brokers	(653)	653
Accounts payable and accrued expenses	(44,702)	(95,311)
Securities sold, not yet purchased	(29,347)	29,379
Total adjustments	1,337,813	1,041,140
Net cash provided by operating activities	713,089	2,141,415
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(8,213)	(39,485)
Net cash used by investing activities	(8,213)	(39,485)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(716,928)	(2,083,237)
Net cash used by financing activities	(716,928)	(2,083,237)
Net increase (decrease) in cash	(12,052)	18,693
Cash - beginning of year	29,857	11,164
CASH - END OF YEAR	$ 17,805	$ 29,857

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker dealer registered with the securities and exchange commission. Its principal source of income is derived from investment advisory fees.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Securities' Transactions

The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales (and related commission revenue and expense) are reported as of the trade date and dividend income on the ex-dividend date.

(b) Security Valuation

Marketable securities are valued at fair value based upon the quoted market price for each security.

(c) Depreciation

Depreciation is provided by both the straight-line and accelerated method over the estimated useful lives of three to seven (3-7) years.

(d) Income Taxes

The Company and its shareholders' have elected to report as an S Corporation for Federal and New York State income tax purposes. Therefore, income taxes reflect primarily income tax due to New York City since the Company's income is passed through to the shareholders for Federal and State purposes. Deferred income taxes are immaterial and have not been provided for.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

	2002	2001
Cash paid during year for:		
Interest	$ 1,954	$ 15,243
Income taxes	$167,776	$186,710

NOTE 4 - COMMITMENTS

In April, 2002, the Company extended its current lease from August 1, 2002 through December 31, 2006. The minimum annual rental under the renewal lease is $337,456 subject to increases in the landlord's operating expenses. Total rent expense was $307,667 and $283,047 for the years ended December 31, 2002 and 2001, respectively.

Future minimum rental commitments are payable as follows:

Through December 31, 2006	$1,349,824

The Company is contingently liable under an irrevocable letter of credit in the amount of $10,621 which has been assigned as security deposit for the Company's leased office space.

NOTE 5 - CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker.

NOTE 6 - PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all full-time employees. Contributions of $10,000 and $45,000 for the years ended December 31, 2002 and 2001, respectively, were authorized and approved by the Board of Directors.

NOTE 7 - CONCENTRATIONS

The Company is engaged in various investment securities transactions in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(a) Investment

Investment in four securities with a fair value of $4,075,476 represent 59.8% of the securities owned.

NOTE 8 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2002 and 2001, the Company's net capital was computed to be $5,744,789 and $6,833,873, exceeding its minimum requirements of $100,000 by $5,644,789 and $6,733,873, respectively.

NOTE 9 - FOCUS REPORT

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to S.E.C. Rule 17a-5 is available for inspection at the Company's office at 555 Fifth Avenue, New York, New York 10017, and at the regional office of the Securities and Exchange Commission.

A. R. SCHMEIDLER & CO., INC.

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2002

A. R. SCHMEIDLER & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2002

NET CAPITAL	
Common stock	$ 200
Additional paid-in capital	7,300
Retained earnings	6,954,623
	6,962,123
Less: Non-allowable assets	43,643
Net capital before haircuts on security position	6,918,480
HAIRCUTS ON SECURITIES:	
Investment securities	1,173,691
Net capital	$ 5,744,789
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 22,805
Other - outstanding letter of credit	10,621
Total aggregate indebtedness	$ 33,426
CAPITAL REQUIREMENTS	
Minimum dollars net capital required	$ 100,000
6-2/3% of aggregate indebtedness	$ 2,229
Greater of capital requirements	$ 100,000
Excess net capital	5,644,789
Net capital	$ 5,744,789

See Notes to Financial Statements.

A.R. SCHMEIDLER & CO., INC.

STATEMENT PURSUANT TO SEC

RULE 17A - 5(D)(4)

DECEMBER 31, 2002

The Company's focus report for the period ending December 31, 2002 is in agreement with our report dated February 20, 2003.

A.R. SCHMEIDLER & CO., INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C 3-3

DECEMBER 31, 2002

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-30453	Fiserv Securities, Inc.	All
8-35008	Bear, Stearns & Co., Inc.	All
8-32874	BNY Clearing Services LLC	All